Exhibit 99.1

Check-Cap Reports Second Quarter 2021 Financial Results and Corporate Update

ISFIYA, Israel, August 5, 2021 - Check-Cap Ltd. (the "Company" or "Check-Cap") (NASDAQ: CHEK), (NASDAQ: CHEKZ), a clinical stage medical diagnostics company advancing the development of C-Scan®, the first and only patient-friendly, preparation-free screening test to detect polyps before they may transform into colorectal cancer (CRC), today announced financial results and provided a corporate update for the second quarter and six months ended June 30, 2021.

Second Quarter and Recent Highlights:

•
Strengthened balance sheet through gross proceeds of $35 million in a registered direct offering of ordinary shares and warrants, completed on July 2, 2021. The Company believes that it has sufficient capital to fund its ongoing operations and plans, including the U.S. pivotal study, until well into 2023.

•
The Company continues to expand its entire production process to meet its target manufacturing capacity, including expansion of the Company’s manufacturing space.  In addition, the remediation of the technical issues associated with a single source supplier has been mostly completed and the Company expects the supplier to return to normal operations in the coming weeks.

“Strengthening our entire production process with the expansion of our production capabilities ahead of the 2022 U.S. pivotal trial is the Company’s highest priority,” said Alex Ovadia, chief executive officer of Check-Cap. "We believe that the technical issues associated with the single source supplier are nearing full resolution and we are continuing to focus our efforts on the initiation of our pivotal trial.”

Mr. Ovadia added, "We recently strengthened our cash position with a $35 million financing completed in July 2021 and through a total of $19.2 million in proceeds from warrant exercises during the first quarter of 2021. We believe that we are well positioned to fund our ongoing clinical development of C-Scan®, including the Company’s U.S. pivotal study, and general corporate purposes, until well into 2023.”

Financial Results for the Second Quarter Ended June 30, 2021

Research and development expenses were $2.8 million for the three months ended June 30, 2021, compared to $2.1 million for the same period in 2020. The increase is primarily due to a $0.3 million increase in material and subcontractors’ expenses and a $0.3 million increase in salary and related expense.

General and administrative expenses were $1.1 million for the three months ended June 30, 2021, compared to $0.9 million for the same period in 2020. The increase is primarily due to a $0.2 million increase in other general expenses.

Operating loss was $3.9 million for the three months ended June 30, 2021, compared to $2.9 million for the same period in 2020.

Finance income was $5,000 for the three months ended June 30, 2021, compared to $61,000 for the same period in 2020.

Net loss was $3.9 million for the three months ended June 30, 2021, compared to $2.9 million for the same period in 2020.

Cash and cash equivalents, restricted cash and short-term bank deposits as of June 30, 2021 were $29.3 million, compared with $34.0 million as of March 31, 2021 and $18.1 million as of December 31, 2020.  During the first quarter of 2021, certain warrant holders exercised warrants to purchase an aggregate 24,204,682 ordinary shares, which had been issued in 2020, at exercise prices ranging from $0.75-$0.80, which generated total gross proceeds of approximately $19.2 million to the Company. On June 30, 2021, the Company entered into a definitive agreement for the purchase and sale of 25,925,926 of the Company's ordinary shares and accompanying short-term warrants to purchase up to an aggregate of 25,925,926 of the Company's ordinary shares in a registered direct offering. The registered direct offering, which was consummated on July 2, 2021, resulted in gross proceeds to the Company of $35.0 million or approximately $31.8 million net of offering expenses. The Company believes that it has sufficient capital to fund its ongoing operations and plans until well into 2023.

The number of outstanding ordinary shares as of June 30, 2021 was 70,473,641. On July 2, 2021, the Company completed a registered direct offering and issued 25,925,926 ordinary shares.  As of August 5, 2021, the number of the Company’s outstanding ordinary shares was 96,403,624.

Financial Results for the Six Months Ended June 30, 2021

Research and development expenses were $5.2 million for the six months ended June 30, 2021, compared to $4.5 million for the same period in 2020. The increase is primarily due to a $0.6 million increase in material and subcontractors’ expenses and a $0.5 million increase in salary and related expense, offset in part by a $0.3 million grant received from the Israel Innovation Authority, which amount is reduced from research and development expenses, and a $0.1 million decrease in other expenses.

General and administrative expenses were $2.3 million for the six months ended June 30, 2021, compared to $1.9 million for the same period in 2020. The increase is primarily due to a $0.1 million increase in professional services expenses and a $0.2 million increase in other general expenses.

Operating loss was $7.5 million for the six months ended June 30, 2021, compared to $6.4 million for the same period in 2020.

Finance expenses were $4,000 for the six months ended June 30, 2021, compared to finance income of $49,000 for the same period in 2020.

Net loss was $7.5 million for the six months ended June 30, 2021, compared to $6.3 million for the same period in 2020.

Net cash used in operating activities was $7.8 million for the six months ended June 30, 2021, compared to $6.4 million for the same period in 2020.

About Check-Cap

Check-Cap is a clinical stage medical diagnostics company aiming to redefine colorectal cancer (CRC) screening through the introduction of C-Scan®, the first and only patient-friendly preparation-free screening test to detect polyps before they may transform into colorectal cancer and enable early intervention and cancer prevention. The Company’s disruptive capsule-based screening technology aims to significantly increase screening adherence worldwide and help millions of people to stay healthy through preventive CRC screening. C-Scan uses an ultra-low dose X-ray capsule, an integrated positioning, control and recording system, as well as proprietary software to generate a 3D map of the inner lining of the colon as it travels naturally along the gastrointestinal tract. C-Scan is non-invasive and requires no sedation. Unlike other capsule technologies, it requires no bowel preparation, allowing the patients to continue their daily routine with no interruption. C-Scan is not intended to replace colonoscopy. A positive C-Scan result should be followed by colonoscopy.

Legal Notice Regarding Forward-Looking Statements

This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Forward-looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2020 and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Contacts
Irina Koffler
LifeSci Advisors, LLC
646.970.4681
ikoffler@lifesciadvisors.com

Meirav Gomeh-Bauer
LifeSci Advisors, LLC
+972(0)-54-476-4979
Meirav@lifesciadvisors.com

CHECK CAP LTD
CONSOLIDATED UNAUDITED BALANCE SHEETS
(U.S. dollars in thousands, except share and per share data)

	June 30,	December 31,
	2021	2020
Assets
Current assets
Cash and cash equivalents	10,089	7,703
Restricted cash	350	350
Short-term bank deposit	18,907	10,079
Prepaid expenses and other current assets	809	285
Total current assets	30,155	18,417

Non-current assets
Property and equipment, net	1,014	823
Operating lease	1,147	398
Other non-current assets	291	-
Total non-current assets	2,452	1,221
Total assets	32,607	19,638

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accruals
Trade	922	862
Other	661	345
Employees and payroll accruals	1,448	1,510
Operating lease liabilities	321	264
Total current liabilities	3,352	2,981

Non-current liabilities
Royalties provision	189	154
Operating lease liabilities	815	125
Total non-current liabilities	1,004	279

Shareholders' equity
Share capital, Ordinary shares, 2.4 NIS par value (360,000,000 authorized shares as of June 30, 2021 and December
31, 2020; 70,473,641 and 46,239,183 shares issued and outstanding as of June 30, 2021 and December 31, 2020,
respectively)	49,767	31,646
Additional paid-in capital	76,951	75,715
Accumulated deficit	(98,467)	(90,983)
Total shareholders' equity	28,251	16,378

Total liabilities and shareholders' equity	32,607	19,638

CHECK CAP LTD
CONSOLIDATED UNAUDITED STATEMENTS OF COMPREHENSIVE LOSS
(U.S. dollars in thousands, except share and per share data)

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020

Research and development expenses, net	5,187	4,513	2,781	2,051
General and administrative expenses	2,293	1,855	1,142	898
Operating loss	7,480	6,368	3,923	2,949

Finance Income (loss), net	(4)	49	5	61
Loss before income tax	7,484	6,319	3,918	2,888

Net loss for the period	7,484	6,319	3,918	2,888

Loss per share:
Net loss per ordinary share basic and diluted	0.11	0.38	0.06	0.12

Weighted average number of ordinary shares outstanding - basic and diluted	69,284,917	16,676,469	70,485,435	23,396,152

CHECK CAP LTD.
CONSOLIDATED UNAUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share and per share data)

	Number of		Additional		Total
	Ordinary		paid-in	Accumulated	shareholders’
	Shares	Amount	capital	deficit	equity

Balance as of January 1, 2021	46,239,183	$31,646	$75,715	$(90,983)	$16,378
Exercise of warrants, net of issuance expenses
an amount of $22	24,204,682	$18,099	$1,120	-	$19,219
RSU’s vesting	24,395	$18	$(18)		-
Share-based compensation	-	-	$73	-	$73
Net loss	-	-	-	(3,566)	(3,566)
Balance as of March 31, 2021	70,468,260	$49,763	$76,890	$(94,549)	$32,104
RSU’s vesting	5,381	$4	(4)		-
Share-based compensation	-	-	$65		$65
Net loss	-	-	-	$(3,918)	$(3,918)
Balance as of June 30, 2021	70,473,641	$49,767	$76,951	$(98,467)	$28,251

Balance as of January 1, 2020	8,272,908	$5,407	$77,964	$(77,137)	$6,234
Issuance of ordinary shares in private
placement, net of issuance expenses in
an amount of approximately $30	2,720,178	$1,894	$2,837	-	$4,731
RSU vesting	6,633	$4	$(4)		-
Share-based compensation	-	-	$123	-	$123
Net loss	-	-	-	$(3,431)	$(3,431)
Balance as of March 31, 2020	10,999,719	$7,305	$80,920	$(80,568)	7,657
Issuance of ordinary shares and warrants
in the April – May 2020 Financings, net
of issuance expenses in an amount of
$1,361	19,166,670	$13,039	$(2,900)		$10,139
RSU’s vesting	6,554	$4	$(4)	-	-
Share-based compensation	-	-	$94	-	$94
Net loss	-	-	-	$(2,888)	(2,888)
Balance as of June 30, 2020	30,172,943	$20,348	$78,110	$(83,456)	$15,002

CHECK-CAP LTD.
CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except share and per share data)

	Six months ended
	June 30,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(7,484)	(6,319)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	89	68
Share-based compensation	138	217
Financial income, net	(36)	(14)
Changes in assets and liabilities items:
Increase in prepaid and other current assets and non-current assets	(508)	(100)
Increase (decrease) in trade accounts payable, accruals and other current liabilities	27	(591)
Increase (decrease) in employees and payroll accruals	(62)	370
Increase (decrease) in royalties provision	35	(5)
Net cash used in operating activities	(7,801)	(6,374)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(218)	(140)
Investment in short-term bank and other deposits	(8,814)	(7,651)
Net cash provided by (used in) investing activities	(9,032)	(7,791)

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of warrants into ordinary shares, net of issuance expenses	19,219	-
Issuance of ordinary shares in private placement, net of issuance expenses	-	4,731
Issuance of ordinary shares in the registered direct offerings, net of issuance expenses	-	10,139
Net cash provided by financing activities	19,219	14,870

Net increase in cash, cash equivalents and restricted cash	2,386	705
Cash, cash equivalents and restricted cash at the beginning of the period	8,053	8,035
Cash, cash equivalents and restricted cash at the end of the period	10,439	8,740

Supplemental disclosure of non-cash flow information:
Purchase of property and equipment included in accounts payable and accrued expenses	59	15
Financing fees included in other account payable and accruals	291	-
Assets acquired under operating leases	916	-
Supplemental disclosure of cash flow information